SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PAR Technology Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

698884 10 3
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  698884 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    425,050
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 560,875
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             639,750

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.3%

12)        TYPE OF REPORTING PERSON*

             HC











                                   13G

CUSIP NO.  698884 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Minnesota, National Association
            Tax Identification No.  41-0451159

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    357,775
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      560,875

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             572,475

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.5%

12)        TYPE OF REPORTING PERSON*

             BK













SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           PAR Technology Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           8383 Seneca Turnpike
           New Hartford, NY  13413-4991

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Bank Minnesota, National Association ("NBM")

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Bank Minnesota, National Association
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-0001

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NBM:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           698884 10 3

Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  NBM:  Bank as defined in Section 3(a)(6) of the Act



Item 4     Ownership:

           (a) Amount beneficially owned: 639,750 shares (includes 572,475 shares deemed to be beneficially owned by
                NBM).

           (b)  Percent of class:  7.3%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  425,050

               (ii)   Shared power to vote or direct the vote:  0

               (iii)  Sole power to dispose or to direct the
                      disposition of:  560,875

               (iv)   Shared power to dispose or direct the disposition
                      of:  0

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, other than one of the Okabena Partnerships, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable



Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 11, 1997

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below. Norwest Bank Minnesota, National Association (NBM) is classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B). Crestone Capital Management, Inc. is classified as an investment advisor pursuant to 13d-1(b)(1)(ii)(E). Lindeberg Financial Corporation, Norwest Holding Company, Babbscha Company, and Amerigroup, Inc. (together, the "Intermediate Holding Companies") are classified as parent holding companies in accordance with Regulation 240.13d-(b)(1)(ii)(G) and are wholly owned subsidiaries of Norwest Corporation. Norwest Corporation owns 78.71% of NBM. The remaining 21.29% of NBM is owned by the Intermediate Holding Companies.

Amerigroup, Incorporated

Babbscha Company

Crestone Capital Management, Inc.

Lindeberg Financial Corporation

Norwest Bank Minnesota, National Association

Norwest Holding Company



AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached and any amendments to such Schedule 13G shall be filed on behalf of Norwest Corporation, which owns 78.71% of Norwest Bank Minnesota, National Association ("NBM"). The remaining 21.29% of NBM is owned by Amerigroup, Incorporated, Babbscha Company, Lindeberg Financial Corporation, and Norwest Holding Company, all of which are wholly owned subsidiaries of Norwest Corporation.

Dated:  February 11, 1997

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
           and Secretary

NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION



By:  /s/ P. Jay Kiedrowski
         P. Jay Kiedrowski, President, Norwest Investment
           Management